Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2010

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392

www.rareelementresources.com

NOTICE OF AUDITOR’S REVIEW OF

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

RARE ELEMENT RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

(Unaudited)

	For the three months ended December 31,		For the six months ended December 31,
	2010	2009	2010	2009
		(Note 17)		(Note 17)
Expenses
Audit and legal	$ 63,564	$ 29,687	$ 91,525	$ 38,998
Accounting and administrative fees (Note 10)	50,390	49,945	102,830	88,635
Depreciation	3,144	1,082	6,209	2,017
Bank charges	2,131	1,459	4,223	2,362
Consulting	22,033	14,897	25,871	14,897
Corporate development	22,976	21,018	42,786	77,976
Foreign exchange (gain)	8,247	46,108	(8,974)	38,281
Investor relations and shareholders’ communication	100,429	67,666	170,720	140,516
Management fees (Note 10)	92,890	72,860	129,590	111,863
Office and miscellaneous	23,560	37,562	43,514	50,652
Project investigation	14	-	1,110	-
Rent (Note 10)	3,196	6,830	5,361	8,878
Share-based payments	306,228	116,115	755,097	429,681
Transfer and listing fees	128,403	18,589	136,628	22,014
Travel	25,329	18,796	46,904	30,007
Total expenses	(852,534)	(502,614)	(1,553,394)	(1,056,777)

Other item
Interest income	46,060	8,657	71,180	17,627
	46,060	8,657	71,180	17,627

Loss before tax	(806,474)	(493,957)	(1,482,214)	(1,039,150)
Income tax	-	-	-	-
Net loss	$ (806,474)	$ (493,957)	$ (1,482,214)	$ (1,039,150)
Other comprehensive income
Exchange differences on translation of foreign operations	$ 1,362,688	$ 193,203	$ 1,583,122	$ 312,022
Unrealized gain on available-for-sale marketable securities (Note 9)	30,302	-	60,431	-
Other comprehensive income	$ 1,392,990	$ 193,203	$ 1,643,553	$ 312,022
Total comprehensive income (loss) for the period	$ 586,516	$ (300,754)	$ 161,339	$ (727,128)

Loss per share – basic and diluted (Note 5)	$ (0.02)	$ (0.02)	$ (0.04)	$ (0.04)

Weighted average number of shares outstanding	35,404,961	29,069,258	33,870,078	28,250,823
2

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

(Unaudited)

	December 31,	June 30,	July 1,
	2010	2010	2009
		(Note 17)	(Note 17)
Assets
Exploration and evaluation assets (Note 6)	$ 11,749,239	$ 6,115,095	$ 1,609,496
Property, plant and equipment (Note 7)	36,101	40,057	1,872
Reclamation bonding (Note 8)	422,283	110,533	10,533
Total non-current assets	12,207,623	6,265,685	1,621,901

Prepaid expenses and deposits (Note 6)	263,216	71,419	27,978
Marketable securities (Note 9)	108,011	-	-
Accounts receivable	65,662	17,054	50,195
Cash and cash equivalents	67,008,719	11,460,476	2,334,145
Total current assets	67,445,608	11,548,949	2,412,318

Total assets	$ 79,653,231	$ 17,814,634	$ 4,034,219

Equity
Share capital (Note 4)	$ 78,841,304	$ 19,003,005	$ 7,841,832
Reserves (Note 4)	8,305,837	5,985,207	1,503,488
Deficit	(9,077,820)	(7,595,606)	(5,377,562)
Total shareholders’ equity	78,069,321	17,392,606	3,967,758
Current Liabilities
Accounts payable and accrued liabilities	1,387,040	410,005	56,692
Due to related parties (Note 10)	96,330	12,023	9,769
Environmental provision (Note 11)	100,540	-	-
Total current liabilities	1,583,910	422,028	66,461

Total equity and liabilities	$ 79,653,231	$ 17,814,634	$ 4,034,219

These condensed consolidated financial statements are authorized for issue by the Board of Directors on February 9, 2011.

They are signed on the Company's behalf by:

“Donald E. Ranta”	“Mark T. Brown”
Donald E. Ranta	Mark T. Brown

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED DECEMBER 31

(Expressed in US Dollars)

(Unaudited)

	For the three months ended December 31,		For the six months ended December 31,
	2010	2009	2010	2009
		(Note 17)		(Note 17)
Cash provided by (used in) operations:
Net loss	$ (806,474)	$ (493,957)	$ (1,482,214)	$ (1,039,150)
Adjustments to reconcile to net cash flows from operating activities
Depreciation	3,144	1,082	6,209	2,017
Share-based payments	306,228	116,115	755,097	429,681
Interest income accrued	-	5,369	-	-
	(497,102)	(371,391)	(720,908)	(607,452)
Changes in non-cash working-capital items:
Accounts receivable	(35,545)	75,764	(48,608)	41,808
Prepaid expenses	(189,865)	49,572	(191,797)	7,340
Accounts payable and accrued liabilities	27,334	(28,798)	6,221	2,380
Due to related parties	68,845	(29,637)	84,307	3,993
	(626,333)	(304,490)	(870,785)	(551,931)
Investing activities
Exploration and evaluation of assets	(2,018,310)	(1,240,400)	(4,523,154)	(1,524,406)
Purchase of property, plant and equipment	-	(35,340)	-	(45,085)
Reclamation bonding	-	-	(311,750)	(100,000)
	(2,018,310)	(1,275,740)	(4,834,904)	(1,669,491)
Financing activities
Cash received for common shares	61,337,642	169,490	63,689,344	4,731,886
Share issue costs	(3,929,065)	(945)	(3,929,065)	(44,599)
Shares subscribed	(114,344)	-	-	-
	57,294,233	168,545	59,760,279	4,687,287
Effects of exchange rate changes on behalf of cash held in foreign currencies	1,298,160	193,203	1,493,653	312,022
Increase in cash and cash equivalents	55,947,750	(1,218,482)	55,548,243	2,777,887
Cash and cash equivalents, beginning of the period	11,060,969	6,330,514	11,460,476	2,334,145
Cash and cash equivalents, end of the period	$ 67,008,719	$ 5,112,032	$ 67,008,719	$ 5,112,032

Cash and cash equivalents consist of:
Cash	$ 13,108,719	$ 5,112,032	$ 13,108,719	$ 5,112,032
GIC Investments	53,900,000	-	53,900,000	-
	$ 67,008,719	$ 5,112,032	$ 67,008,719	$ 5,112,032

Supplemental Disclosure with Respect to Cash Flows (Note 13)

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

 (Expressed in US Dollars)

(Unaudited)

Issued and Outstanding:	Number of Shares	Share Capital	Reserves
			Warrants	Equity Settled Employee Benefits	Agents Options	Available-for- Sale Financial Assets	Foreign Currency Transaction	Deficit	Total Equity
Balance as at June 30, 2009 (Note 17)	26,264,736	$7,841,832	$627,442	$876,046	$ -	$ -	$ -	$ (5,377,562)	$3,967,758
Issued for cash: Private placements (Notes 4b(i,ii))	2,200,000	2,996,863	1,453,097	-	-	-	-	-	4,449,960
Short form prospectus (Note 4b(iii))	2,531,501	6,870,511	1,948,985	-	-	-	-	-	8,819,496
Exercise of warrants	144,500	188,070	(46,460)	-	-	-	-	-	141,610
Exercise of options	482,000	523,991	-	(233,797)	-	-	-	-	290,194
Shares issued on property acquisition (Note 4b(iv))	520,000	1,732,438	-	-	-	-	-	-	1,732,438
Share issue costs (Note 4b)	-	(1,150,700)	-	-	310,988	-	-	-	(839,712)
Share-based payments	-	-	-	1,076,452	-	-	-	-	1,076,452
Comprehensive loss for the year	-	-	-	-	-	-	(27,546)	(2,218,044)	(2,245,590)
Balance as at June 30, 2010 (Note 17)	32,142,737	19,003,005	3,983,064	1,718,701	310,988	-	(27,546)	(7,595,606)	17,392,606
Issued for cash: Short-form prospectus (Note 4b(v))	6,394,000	56,567,718	-	-	-	-	-	-	56,567,718
Exercise of warrants (Note 4c)	2,346,638	7,848,717	(1,743,422)	-	-	-	-	-	6,105,295
Exercise of options (Note 4d)	657,000	868,136	-	(363,325)	-	-	-	-	504,811
Exercise of agents’ options (Note 4e)	151,890	822,508	-	-	(310,988)	-	-	-	511,520
Share issue costs (Note 4b)	-	(6,268,780)	2,339,715						(3,929,065)
Share-based payments (Note 4d)	-	-	-	755,097	-	-	-	-	755,097
Comprehensive income for the period	-	-	-	-	-	60,431	1,583,122	(1,482,214)	161,339
Balance as at December 31, 2010	41,692,265	$78,841,304	$ 4,579,357	$2,110,473	$ -	$ 60,431	$ 1,555,576	$ (9,077,820)	$78,069,321

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.

CONDENSED CONSOLIDATED SCHEDULE OF EXPLORATION AND EVALUATION ASSETS

 (Expressed in US Dollars)

(Unaudited)

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2009		June 30, 2010		December 31, 2010

Bear Lodge REE Project
Exploration expenditures:
Assays	$ 29,947	$ 251,038	$ 280,985	$ 379,378	$ 660,363
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	52,166	52,166	3,248	55,414
Drilling	734,672	1,190,955	1,925,627	2,643,497	4,569,124
Engineering consulting	-	131,207	131,207	427,135	558,342
Environmental costs	-	12,503	12,503	117,017	129,520
Geochemistry	-	74,072	74,072	38,081	112,153
Geological consulting	438,759	570,752	1,009,511	538,107	1,547,618
Geophysical	300	-	300	13,200	13,500
Field supplies	-	923	923	23,889	24,812
Land & claims	-	17,111	17,111	119,222	136,333
Metallurgical testing	155,030	306,378	461,408	153,415	614,823
Overhead expenses	13,524	34,531	48,055	98,124	146,179
Permitting	-	11,103	11,103	23,544	34,647
Property holding costs	40,721	-	40,721	-	40,721
Resource estimation	-	47,478	47,478	9,737	57,215
Scoping study	-	-	-	75,982	75,982
Staking	17,949	-	17,949	-	17,949
Survey	34,338	6,187	40,525	14,623	55,148
Travel expenses	24,418	18,114	42,532	6,076	48,608
Wages	99,734	-	99,734	-	99,734
Total expenditures on Bear Lodge REE Project	1,609,496	2,724,518	4,334,014	4,684,275	9,018,289

Sundance Gold Project
Property acquisition costs	-	27,000	27,000	-	27,000
Exploration expenditures:
Assays	-	-	-	129,535	129,535
Camp	-	-	-	620	620
Drilling	-	4,148	4,148	463,372	467,520
Engineering consulting	-	2,050	2,050	27,774	29,824
Environmental costs	-	-	-	1,375	1,375
Geochemistry	-	800	800	15,790	16,590
Geological consulting	-	53,253	53,253	193,481	246,734
Geophysical	-	-	-	13,200	13,200
Field supplies	-	1,438	1,438	12,748	14,186
Land & claims	-	3,080	3,080	7,235	10,315
Overhead expenses	-	2,290	2,290	38,293	40,583
Permitting	-	2,654	2,654	-	2,654
Resource estimation	-	-	-	3,167	3,167
Survey	-	-	-	3,647	3,647
Total expenditures on Sundance Gold Project	-	96,713	96,713	910,237	1,006,950
Subtotal	$ 1,609,496	$ 2,821,231	$ 4,430,727	$ 5,594,512	$ 10,025,239

RARE ELEMENT RESOURCES LTD.

CONDENSED CONSOLIDATED SCHEDULE OF EXPLORATION AND EVALUATION ASSETS

 (Expressed in US Dollars)

(Unaudited)

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2009		June 30, 2010		December 31, 2010

Subtotal (balance forward)	$ 1,609,496	$ 2,821,231	$ 4,430,727	$ 5,594,512	$ 10,025,239

Eden Lake Property
Property acquisition costs	-	1,007,251	1,007,251	-	1,007,251
Option proceeds	-	(48,070)	(48,070)	(44,707)	(92,777)
Foreign exchange movement	-	-	-	61,625	61,625
Total expenditures on Eden Lake property	-	959,181	959,181	16,918	976,099

Nuiklavik Property
Property acquisition costs	-	725,187	725,187	-	725,187
Foreign exchange movement	-	-	-	22,714	22,714
Total expenditures on Nuiklavik property	-	725,187	725,187	22,714	747,901
TOTAL EXPENDITURES	$ 1,609,496	$ 4,505,599	$ 6,115,095	$ 5,634,144	$ 11,749,239

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS

Rare Element Resources Ltd. (“Rare Element” or “the Company”) was incorporated under the laws of the Province of British Columbia on June 3, 1999 and the principal business activity is the exploration and evaluation of mineral properties. The address of the Company’s registered office is Suite 2610, 1066 West Hastings Street, Vancouver, BC V6E 3X1.   The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“Canadian GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS condensed consolidated interim financial statements for the six-month period ended December 31, 2010 covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending June 30, 2010.  Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian GAAP.

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for early adoption on June 30, 2011, the Company’s first annual reporting date.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

The standards that will be effective or available for voluntary early adoptions in the annual financial statements for the year ending June 30, 2011 are subject to change and may be affected by additional interpretation(s).  Accordingly, the accounting policies for the annual period that are relevant to these condensed consolidated interim financial statements will be determined only when the first IFRS financial statements are prepared for the year ending June 30, 2011.

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP.  The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.  They also have been applied in preparing an opening IFRS statement of financial position at July 1, 2009 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (IFRS 1). The impact of the transition from Canadian GAAP to IFRS is explained in Note 17.

Basis of presentation and principles of consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its “subsidiaries”). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The Company’s subsidiaries are:

	%of
	ownership	Jurisdiction	Principal activity
Paso Rico Resources Ltd. (“Paso Rico”)	100%	Canada	Holding company
Paso Rico (USA), Inc.	100%	USA	Exploration company

Inter-company balances and transactions, including unrealised income and expenses arising from inter-company transactions, are eliminated in preparing the condensed consolidated interim financial statements.

Foreign currency translation

Items included in the condensed consolidated interim financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The condensed consolidated interim financial statements are presented in US dollars, which are the presentation currency and the functional currency of Paso Rico (USA), Inc. The functional currency of Rare Element and Paso Rico is the Canadian Dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s Canadian operations with a functional currency other than the US dollar are expressed in US dollars using closing rates at the date of financial position. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized directly into equity and transferred to the foreign currency transactions reserve. Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Exploration and evaluation

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims.  Such costs include, but not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalised within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing mines”.

All capitalized exploration and evaluation expenditure is monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Property, plant and equipment

Property, plant and equipment (“PPE”) are carried at cost and are depreciated annually on a declining-balance basis at the following rates: computer equipment at 55% and geological equipment at 30% (one-half of the rate is taken in the year of acquisition and disposition).

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

The Company compares the carrying value of PPE to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statement of comprehensive loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Other financial liabilities: This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of twelve months or less, which are readily convertible into a known amount of cash.  Provided that the instruments are readily convertible at the statement of financial position date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents.

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.  For the purpose of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Environmental provision

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has $420,000 of reclamation deposits held with the State of Wyoming should any other asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in Wyoming.

When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

Share capital

Common shares are classified as equity.  Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Share-based payments transaction

The share option plan allows the Company’s employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.  The following specific recognition criteria must also be met before revenue is recognized:

Interest income

Revenue is recognized as interest accrues (using the effective interest rate that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Significant accounting judgments and estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated interim financial statements, and may require accounting adjustments based on future occurrences.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•

the recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statement of financial position;

•

the carrying value of the investment and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

•

the inputs used in accounting for share purchase option expense in the condensed consolidated interim statement of comprehensive loss;

•

the provision for income taxes which is included in the condensed consolidation interim statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at December 31, 2010;

•

the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the condensed consolidated interim statement of financial position; and

•

the inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statement of financial position.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2010 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

•

IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011; and

•

IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013.

Comparative figures

Certain of the prior period’s figures have been reclassified to conform with the current period’s financial statement presentation.

3.

GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in one business activity, being the exploration and evaluation of mineral properties.  The two key geographical segments are Canada and United States.  The Company has no discontinued operations.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at December 31, 2010
Assets	$ 68,762,191	$ 10,891,040	$ 79,653,231
As at June 30, 2010 (Note 17)
Assets	$ 13,234,796	$ 4,579,838	$ 17,814,634

	Canada	United States	Total
For the period ended December 31, 2010
Losses for the period	$ 1,478,744	$ 3,470	$ 1,482,214
Capital expenditures	$ -	$ 4,523,154	$ 4,523,154

For the period ended December 31, 2009 (Note 17)
Losses for the period	$ 1,038,680	$ 270	$ 1,039,150
Capital expenditures	$ -	$ 1,569,491	$ 1,569,491

4.

CAPITAL AND RESERVES

a.

Authorized

At December 31, 2010, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

b.

Details of issuances of common shares

i)

  On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. The

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

amount of $401,088 was assigned to the warrants. A total of $17,605 was included in share issue costs.

ii)

  On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. The fair value of $1,052,009 was assigned to the warrants. A total of $27,513 was included in share issue costs.

iii)

  On April 13, 2010, the Company closed the short-form prospectus offering of $8,860,253 CDN. The financing consisted of 2,531,501 units at a price of $3.50 CDN per unit. Each unit consists of one common share and one-half of one transferable share-purchase warrant. Each warrant is exercisable into one common share until April 13, 2012, at a price of $4.75 CDN. The fair value of $1,948,985 was assigned to the warrants.

 The Company paid $531,615 CDN cash commission and issued 151,890 agents' options exercisable into one agent’s unit at a price of $3.50 CDN per until April 13, 2012. Each agent’s unit consists of one common share and one-half of one transferable share-purchase warrant with the same terms as private placement warrants. The fair value of $310,988 was assigned to the agents’ options based upon the Black-Scholes option pricing model. A total of $794,594 was included in share issue costs.

iv)

  On November 11, 2009, the Company issued 300,000 shares at a fair value of $944,298 on acquisition of Eden Lake property and 20,000 shares as finders’ fees at a fair value of $62,953 on that acquisition. On January 12, 2010, the Company issued 200,000 shares at a fair value of $725,187 on acquisition of Nuiklavik property.

v)

  On December 22, 2010, the Company closed the short-form prospectus offering of $57,546,000 CDN. The financing consisted of 6,394,000 common shares at a price of $9.00 CDN per share.

The Company paid $3,452,760 CDN ($3,417,304) cash commission and issued 383,640 broker’s warrants. Each broker’s warrant excisable into a common share of the Company at an exercise price of $9.00 CDN per share until December 22, 2012. The fair value of $2,339,715 was assigned to the brokers warrants based upon the Black-Scholes option pricing model. A total of $511,761 was included in share issue costs.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

c.

Warrants

 The continuity of warrants for the period ended December 31, 2010 is as follows:

Expiry date	Exercise price (CDN$)	June 30, 2010	Issued	Exercised	Expired/ cancelled	December 31, 2010
November 27, 2010	1.00	860,000	-	(860,000)	-	-
January 24, 2011	2.10	595,500	-	(540,500)	-	55,000
March 21, 2011	4.25	1,000,000	-	(441,500)	-	558,500
April 13, 2012	4.75	1,265,751	75,945	(504,638)	-	837,058
		3,721,251	75,945	(2,346,638)	-	1,450,558

Weighted average exercise price (CDN$)		$ 3.32	$ 4.75	$ 2.67	$ -	$ 4.46

During the period, a total of 2,346,638 warrants at a price ranging from $1.00 CDN to $4.75 CDN were exercised for proceeds of $6,105,295. A fair value of $1,743,422 was recognized on these exercised warrants.

The fair value of $290,328 was assigned to the November 27, 2010 warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%.

The amount of $401,088 was assigned to the January 24, 2011 warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.33%, an expected life of 1.5 year, annualized volatility of 132%, and a dividend rate of 0%.

The fair value of $1,052,009 was assigned to the March 21, 2011 warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.28%, an expected life of 1.5 year, annualized volatility of 137%, and a dividend rate of 0%.

The fair value of $1,948,985 was assigned to the April 13, 2012 warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.90%, an expected life of 2 years, annualized volatility of 125%, and a dividend rate of 0%.

d.

Share purchase option compensation plan

The Company established a 20% fixed stock option plan whereby the board of directors may from time to time grant options up to 5,779,347 common shares to individual eligible directors, officers, employees or consultants.  The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the last trading day preceding the grant date, less allowable discounts in accordance with the policies of the Exchange. The Board retains the discretion to impose vesting periods on any options granted.  All options granted to date vest as follows:  20% vest 4 months after date of grant, 20% vest 8 months after the date of grant, 20% vest 12 months after the date of grant, 20% vest 15 months after the date of grant, and the remaining 20% vest 18 months after the date of grant.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

The continuity of stock options for the period ended December 31, 2010 is as follows:

Expiry date	Exercise price (CDN$)	June 30, 2010	Granted	Exercised	Expired/ cancelled	December 31, 2010
April 28, 2011	0.55	100,000	-	(50,000)	-	50,000
January 10, 2012	0.55	200,000	-	(100,000)	-	100,000
September 1, 2012	1.00	350,000	-	-	-	350,000
October 12, 2012	1.00	350,000	-	-	-	350,000
October 15, 2012	1.00	25,000	-	(25,000)	-	-
February 19, 2013	1.15	65,000	-	(65,000)	-	-
January 27, 2014	0.58	1,226,000	-	(388,000)	-	838,000
July 20, 2014	2.09	200,000	-	-	-	200,000
October 2, 2014	4.49	30,000	-	(18,000)	-	12,000
April 19, 2015	3.28	190,000	-	-	-	190,000
May 28, 2015	2.71	500,000	-	(11,000)	-	489,000
Options outstanding and exercisable		3,236,000	-	(657,000)	-	2,579,000

Weighted average exercise price (CDN$)		$ 1.30	$ -	$ 0.79	$ -	$ 1.43

During the period, a total of 657,000 options at prices ranging from $0.55 CDN to $4.49 CDN were exercised for proceeds of $504,811. A fair value of $363,325 was recognized on these exercised options.

The weighted average assumptions used to estimate the fair value of options for the period ended December 31, 2010 and 2009 were:

	2010	2009
Risk-free interest rate	1.17 – 2.52%	1.28 – 2.52%
Annualized volatility	112-137%	116-132%
Expected dividend yield	Nil	Nil
Expected option life in years	0.8 – 4.4 years	1.5 – 5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

e.

Agents’ options and warrants

Agents’ options and warrants outstanding and exercisable (Notes 4b (iii) and (v)):

Expiry date	Exercise price (CDN$)	June 30, 2010	Issued	Exercised	Expired/ cancelled	December 31, 2010
April 13, 2012	3.50	151,890	-	(151,890)	-	-
December 22, 2012	9.00	-	383,640	-	-	383,640
		151,890	383,640	(151,890)	-	383,640

Weighted average exercise price (CDN$)		$ 3.50	$ 9.00	$ 3.50	$ -	$ 9.00

In conjunction with the April 13, 2010’s short-form prospectus offering, a total of 151,890 agents’ options were issued.  Each agent’s option consists of one common share and one-half of one transferable share-purchase warrant, with each full share-purchase warrant exercisable into one common share until April 13, 2012, at a price of $4.75 CDN.  The fair value of $310,988 was assigned to the agents’ options based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.90%, an expected life of 2 years, annualized volatility of 125%, and a dividend rate of 0%.

During the period ended December 31, 2010, all agents’ options were exercised for proceeds of $511,520. A fair value of $310,988 was recognized on these exercised options.

In conjunction with the December 22, 2010’s short-form prospectus offering, a total of 383,740 broker’s warrants were issued.  Each broker’s warrant is exercisable into one common share until December 22, 2010 at a price of $9.00 CDN.  The fair value of $2,339,715 was assigned to these broker’s warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.70%, an expected life of 2 years, annualized volatility of 112%, and a dividend rate of 0%.

5.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the six month ended December 31, 2010 was based on the loss attributable to common shareholders of $1,482,214 (2009 – $1,039,150) and a weighted average number of common shares outstanding of 33,870,078 (2009 – 28,250,823).

Diluted loss per share did not include the effect of 2,579,000 share purchase options (2009 – 2,596,000) and 1,834,198 warrants (2009 – 2,575,000) as they are anti-dilutive.

6.

EXPLORATION AND EVALUATION ASSETS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves.  A summary of current property interests is as follows:

Bear Lodge Property, Wyoming, USA

The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims and one leased state section, together known as the Bear Lodge

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

Property which has two exploration projects:  the rare-earth elements project known as the “Bear Lodge REE Project” and the gold project known as the “Sundance Gold Project”. The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold (“Freeport”) by way of a “Mineral Lease and Option for Deed”.  Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns (“NSR”) royalty payable to Freeport. On June 30, 2009, the Company re-purchased the NSR for $50,000.

Sundance Gold Project

On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company’s Bear Lodge, Wyoming property (“Venture”). Under the agreement, Newmont had the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration.

On May 12, 2010, Newmont terminated its option and the Company maintains its 100% interest in the mineral potential of the entire property. In addition, 327 contiguous claims wholly-owned by Newmont outside the venture were transferred to the Company. In consideration for transferring its claims, Newmont was granted a right-of-first-refusal on all claims sold or disposed, excluding those containing rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the claims transferred to the Company by Newmont. This agreement honors an arrangement between Newmont and Bronco Creek Exploration Company (“Bronco Creek”) on Newmont’s formerly wholly owned claims; Bronco Creek will continue to receive minor payments and retain a 0.05% NSR royalty, with a cap, on these claims.

The total property comprises 489 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 16 square miles.  Upon Newmont's withdrawal from the Venture, it transferred 327 of the claims to the Company in May 2010. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

Eden Lake Property, Manitoba, Canada

On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project located in the province of Manitoba, Canada for a payment of 300,000 common shares (Note 4b(iv)). The underlying owner, Strider Resources Limited, retains a 3% NSR with the Company having the right to buy 50% of the NSR at anytime for $1.5 million CDN.

Finders’ fees of 20,000 common shares were issued to two parties for this acquisition. The common shares issued on the acquisition are subject to trading restrictions over an 18-month period.

On February 23, 2010, the Company granted Medallion Resources Ltd. (“Medallion”) an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares (200,000 shares were received), and complete $2,250,000 CDN in property exploration work commitment expenditures over a five-year period. Medallion may buy 50% of the 3% NSR at anytime for $1.5 million CDN.  On October 7, 2010, the Company and Medallion agreed to postpone the $50,000 cash payment to no later than the first anniversary of the agreement.  In addition, six new concessions staked by Medallion were also added to the Eden Lake property.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

Medallion is the operator of the exploration program during the option period.

Nuiklavik property, Labrador, Canada

On January 6, 2010, the Company acquired from Altius Minerals Corp. (“Altius”) a 100% interest in 790 mineral claims located in central Labrador, Canada for a payment of 200,000 shares (Note 4b(iv)).

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN.

The Company deposited $203,659 with Newfoundland Exchequer as a security deposit on the fourth year exploration expenditures requirements for the same amount to be completed in 2011.

7.

PROPERTY, PLANT AND EQUIPMENT

	Computer	Geological
	equipment	equipment	Total
Cost
Balance as at July 1, 2009	$ 6,300	$ -	$ 6,300
Assets acquired	-	45,085	45,085
Assets disposed	(6,300)	-	(6,300)
Balance as at June 30, 2010	-	45,085	45,085
Assets acquired	-	-	-
Exchange adjustment	-	2,253	2,253
Balance as at December 31, 2010	$ -	$ 47,338	$ 47,338

Accumulated depreciation
Balance as at July 1, 2009	$ 4,428	$ -	$ 4,428
Depreciation for the period	1,872	5,028	6,900
Assets disposed	(6,300)	-	(6,300)
Balance as at June 30, 2010	-	5,028	5,028
Depreciation for the period	-	6,209	6,209
Balance as at December 31, 2010	$ -	$ 11,237	$ 11,237

Carrying amounts
At July 1, 2009	$ 1,872	$ -	$ 1,872
At June 30, 2010	$ -	$ 40,057	$ 40,057
At December 31, 2010	$ -	$ 36,101	$ 36,101

8.

RECLAMATION BONDING

On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed.

In August 2009, an additional $100,000 bond was set up for the benefit of the Company in respect to future reclamation work at the Bear Lodge Property.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

In August 2010, the Company increased its reclamation bonding to $420,000 by depositing with Wyoming regulatory authorities an additional $310,000 in the name of Paso Rico (USA), Inc.

As of December 31, 2010, interest of $2,283 was received on these bonds.

9.

MARKETABLE SECURITIES

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  $60,431 of unrealized gains due to period end revaluation to fair value was recorded as other comprehensive income.  During the six months ended December 31, 2010, the Company determined that $Nil of the unrealized gain recorded in available-for-sale financial assets represented other than temporary gain.

10.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended December 31, 2010

	Short-term employee benefit $	Other long-term benefit	Termination benefits	Share-based payments $(a)	Total $
Donald E. Ranta, Chief Executive Officer (c)	149,590	n/a	(b)	Nil	149,590
Mark T. Brown Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(d)	179,950	n/a	n/a	Nil	179,950

For the six months ended December 31, 2009

	Short-term employee benefit $	Other long-term benefit	Termination benefits	Share-based payments $(a)	Total $
Donald E. Ranta, Chief Executive Officer (c)	111,863	n/a	(b)	Nil	111,863
Mark T. Brown Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(d)	92,812	n/a	n/a	Nil	92,812

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

Under the terms of the management consulting agreement between the Company and Donald E. Ranta, Dr. Ranta is entitled to a payment equal to 3 months remuneration in the event Dr. Ranta is terminated by the Company without notice.

(c)

Dr. Ranta receives a monthly amount of $12,500 and effectively October 1, 2010, a monthly

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

amount of $16,667 as management fees. $50,000 bonus was paid in December 2010.  Dr. Ranta also charged an additional $20,000 for financing and marketing trips during the six months ended December 31, 2010.

(d)

Pacific Opportunity Capital Ltd., a company controlled by the Chief Financial Officer of the Company, charged rent, accounting and management fees for an accounting and administrative team of five people during fiscal 2010 and 2009 respectively.  During the six months ended December 31, 2010, an additional $71,759 was charged for financing and marketing costs.

Related party assets / liabilities

	Services for	As at December 31, 2010	As at June 30, 2010
Amounts due to:
Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$96,330	$ 12,023

Amounts due from:
Nil		-	-

11.

ENVIRONMENTAL PROVISIONS

An environmental provision of $100,540 was recognised in the period ended December 31, 2010, in respect of the Company’s current obligations to reclaim areas used for exploring the Bear Lodge Property.

12.

COMMITMENTS AND CONTINGENCIES

Potential environmental contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment, and believes its operations are in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.  The ultimate amount of reclamation and other future site-restoration costs to be incurred is uncertain.

13.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Six months ended December 31,
	2010	2009
		(Note 17)
Non-cash information
Shares received on optioning mineral property	$ 44,707	$ 1,007,251
Accrual of obligation for mineral properties	970,814	122,033
Fair value of securities exercised	(2,417,735)	211,377
Fair value of warrants issued	2,339,715	1,453,097

Other items

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

Interest received	$ 71,180	$ 17,627

14.

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company’s operations consist of the acquisition, exploration and evaluation of mineral properties in United States and Canada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

 (i)

Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of six months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)

Derivative financial instruments

As at December 31, 2010, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c)

Interest rate risk

The Company’s interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate is very low as the Company has limited short term investments.

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $658,000.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

d)

Currency risk

The Company’s property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company’s estimated one-year exploration expenditures by $165,200.

The Company does not invest in derivatives to mitigate these risks.

15.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through 2012.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$67,008,719	$-	$-	$67,008,719
Marketable securities	108,011	-	-	108,011
	$67,116,730	$-	$-	$67,116,730

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

16.

SUBSEQUENT EVENTS

Subsequent to December 31, 2010,

•

357,000 stock options were exercised for total proceeds of $289,320 CDN, 1,054,021 warrants were exercised for total proceeds of $4,593,100 CDN, and 67,137 broker’s warrants were exercised for total proceeds of $604,233 CDN.

•

403,000 stock options were granted to a director and officer, and consultants of the Company at a price of $15.16 CDN for a period of 5 years.

17.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company’s first condensed consolidated interim financial statements for the six-month period ended December 31, 2010 covered by the first annual condensed consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 have been applied as follows:

•

in preparing the condensed consolidated interim financial statements for the period ended December 31, 2010;

•

the comparative information for the period ended December 31, 2009;

•

the statement of financial position as at  June 30, 2010; and

•

the preparation of an opening IFRS statement of financial position on the Transition Date, July 1, 2009.

In preparing the opening IFRS statement of financial position, comparative information for the period ended December 31, 2009 and the financial statements for the year ended June 30, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP (“Canadian GAAP”).

An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS are set out in IFRS 1.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  In preparing these financial statements, the Company has elected to apply the following transitional arrangements:

(a)

IFRS 1 - Business combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009.  There is no adjustment required to the July 1, 2009’s statement of financial position on the Transition Date.

(b)

IFRS 2 – Share-based payment transactions

IFRS 2 Share-based Payment has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

IFRS 2, similar to Canadian GAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options.  However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under Canadian GAAP.  In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Canadian GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the three months ended December 31, 2009, the Company would have recorded $116,115 as share-based payment versus $81,684 stock-based compensation under Canadian GAAP.  As a result, $34,431 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

Under IFRS graded vesting methodology, during the six months ended December 31, 2009, the Company would have recorded $429,681 as share-based payment versus $194,354 stock-based compensation under Canadian GAAP.  As a result, $235,327 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

During the year ended June 30, 2010, the Company would have recorded $1,076,452 as share-based payment versus $524,497 stock-based compensation under Canadian GAAP.  As a result, $551,955 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c)

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)

IAS 23 – Borrowing Costs

The Company does not have any borrowing costs and thus, IAS 23 Borrowing costs has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

(e)

IAS 16 - Property, plant and equipment

IAS 16 Property, plant and equipment allows for property, plant and equipment to continue carried at cost less depreciation, same as under Canadian GAAP.

(f)

Reclassification within Equity Section

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its “contributed surplus” account and concluded that as at the Transition Date, the entire amount of $876,046 relates to “Equity settled employee benefit reserve”.  As a result, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the “Equity settled employee benefit reserve” account.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

For comparatives, as at December 31, 2009, the entire $866,603 “contributed surplus” account was reclassified into “Equity settled employee benefit reserve”.  Furthermore, as at June 30, 2010, $1,477,734 “contributed surplus” account was broken down into $1,166,746 “Equity settled employee benefit reserve” and $310,988 “Reserves for agents’ options”.

(g)

Cumulative Translation differences

IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the Transition Date, resulting in no change to the July 1, 2009 financial statements on the Transition Date.

For the three months ended December 31, 2009, the foreign exchange resulting from the consolidation amounted to a gain of $193,203 resulting in increasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

For the six months ended December 31, 2009, the foreign exchange resulting from the consolidation amounted to a gain of $312,022 resulting in increasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $27,546, resulting in decreasing the current year’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

Reconciliation of Assets, Liabilities and Equity

		July 1, 2009			December 31, 2009			June 30, 2010
	Notes	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
		$	$	$	$	$	$	$	$	$
ASSETS
Non-current assets
Exploration and evaluation		1,609,496	-	1,609,496	4,263,186	-	4,263,186	6,115,095	-	6,115,095
Property, plant and equipment	17e	1,872	-	1,872	44,940	-	44,940	40,057	-	40,057
Reclamation bond		10,533	-	10,533	110,533	-	110,533	110,533	-	110,533
Total non-current assets		1,621,901	-	1,621,901	4,418,659	-	4,418,659	6,265,685	-	6,265,685

Current assets
Prepaid expenses		27,978	-	27,978	20,638	-	20,638	71,419	-	71,419
Accounts receivable		50,195	-	50,195	8,387	-	8,387	17,054	-	17,054
Cash and cash equivalents		2,334,145	-	2,334,145	5,112,032	-	5,112,032	11,460,476	-	11,460,476
Total current assets		2,412,318	-	2,412,318	5,141,057	-	5,141,057	11,548,949	-	11,548,949

TOTAL ASSETS		4,034,219	-	4,034,219	9,559,716	-	9,559,716	17,814,634	-	17,814,634

EQUITY AND LIABILITIES
Capital and reserves
Share capital		7,841,832	-	7,841,832	12,294,650	-	12,294,650	19,003,005	-	19,003,005
Reserve - Warrants		627,442	-	627,442	2,072,959	-	2,072,959	3,983,064	-	3,983,064
Contributerd surplus		876,046	(876,046)	-	866,603	(866,603)	-	1,477,734	(1,477,734)	-
Reserve- Equity settled employee benefits	17b	-	876,046	876,046	-	1,101,930	1,101,930	-	1,718,701	1,718,701
Reserve- Agents' options	17f	-	-	-	-	-	-	-	310,988	310,988
Exchange reserve	17g	-	-	-	-	312,022	312,022	-	(27,546)	(27,546)
Accumulated deficit		(5,377,562)	-	(5,377,562)	(5,869,363)	(547,349)	(6,416,712)	(7,071,197)	(524,409)	(7,595,606)
Total equity		3,967,758	-	3,967,758	9,364,849	-	9,364,849	17,392,606	-	17,392,606

Current liabiities
Accounts payable and accrued liab		56,692	-	56,692	181,105	-	181,105	410,005	-	410,005
Balance payable to related parties		9,769	-	9,769	13,762	-	13,762	12,023	-	12,023
		66,461	-	66,461	194,867	-	194,867	422,028	-	422,028

TOTAL EQUITY AND LIABILITIES		4,034,219	-	4,034,219	9,559,716	-	9,559,716	17,814,634	-	17,814,634

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

Reconciliation of Loss and Comprehensive Loss

		Three months ended December 31, 2009			Six months ended December 31, 2009			Year ended June 30 2010
Expenses	Notes	Canadian GAAP	Adj	IFRS	Canadian GAAP	Adj	IFRS	Canadian GAAP	Adj	IFRS
Audit and legal		29,687	-	29,687	38,998	-	38,998	107,884	-	107,884
Accounting and administrative fees		49,945	-	49,945	88,635	-	88,635	181,691	-	181,691
Depreciation		1,082	-	1,082	2,017	-	2,017	6,900	-	6,900
Bank charges		1,459	-	1,459	2,362	-	2,362	5,256	-	5,256
Consulting		14,897	-	14,897	14,897	-	14,897	38,297	-	38,297
Corporate development		21,018	-	21,018	77,976	-	77,976	119,694	-	119,694
Foreign exchange loss (gain)	17g	(147,095)	193,203	46,108	(273,741)	312,022	38,281	56,495	(27,546)	28,949
Investor relations and shareholders’ communication		67,666	-	67,666	140,516	-	140,516	262,231	-	262,231
Management fees		72,860	-	72,860	111,863	-	111,863	185,936	-	185,936
Office and miscellaneous		37,562	-	37,562	50,652	-	50,652	101,556	-	101,556
Rent		6,830	-	6,830	8,878	-	8,878	8,528	-	8,528
Share-based payments	17b	81,684	34,431	116,115	194,354	235,327	429,681	524,497	551,955	1,076,452
Transfer and listing fees		18,589	-	18,589	22,014	-	22,014	72,263	-	72,263
Travel		18,796	-	18,796	30,007	-	30,007	62,570	-	62,570
Total expenses		(274,980)	(227,634)	(502,614)	(509,428)	(547,349)	(1,056,777)	(1,733,798)	(524,409)	(2,258,207)

Other items
Interest income		8,657	-	8,657	17,627	-	17,627	40,163	-	40,163
Loss before tax		(266,323)	(227,634)	(493,957)	(491,801)	(547,349)	(1,039,150)	(1,693,635)	(524,409)	(2,218,044)
Income tax		-		-	-		-	-	-	-

Net loss		(266,323)	(227,634)	(493,957)	(491,801)	(547,349)	(1,039,150)	(1,693,635)	(524,409)	(2,218,044)
Exchange differences on translation of foreign operations		-	193,203	193,203	-	312,022	312,022	-	(27,546)	(27,546)
Total comprehensive loss for the period		(266,323)	(34,431)	(300,754)	(491,801)	(235,327)	(727,128)	(1,693,635)	(551,955)	(2,245,590)

RARE ELEMENT RESOURCES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended December 31, 2010

(Expressed in US Dollars)

(Unaudited)

Reconciliation of Cash Flows

		Three month ended December 31, 2009			Six month ended Decmeber 31, 2009			Year ended June 30, 2010
	Notes	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
Cash provided by (used in) Operations:		$	$	$	$	$	$	$	$	$
Net loss		(266,323)	(227,634)	(493,957)	(491,801)	(547,349)	(1,039,150)	(1,693,635)	(524,409)	(2,218,044)
Adjustments to reconcile to net cash flows from operating activities
Depreciation		1,082	-	1,082	2,017	-	2,017	6,900	-	6,900
Share-based payments	17b	81,684	34,431	116,115	194,354	235,327	429,681	524,497	551,955	1,076,452
Interest income accrued		5,369	-	5,369		-	-	(1,568)	-	(1,568)
		(178,188)	(193,203)	(371,391)	(295,430)	(312,022)	(607,452)	(1,163,806)	27,546	(1,136,260)
Changes in non-cash working-capital items:
Accounts receivable		75,764	-	75,764	41,808	-	41,808	34,709	-	34,709
Prepaid expenses		49,572	-	49,572	7,340	-	7,340	(43,441)	-	(43,441)
Accounts payable and accrued liabilities		(28,798)	-	(28,798)	2,380	-	2,380	89,718	-	89,718
Due to related parties		(29,637)	-	(29,637)	3,993	-	3,993	2,254	-	2,254
		(111,287)	(193,203)	(304,490)	(239,909)	(312,022)	(551,931)	(1,080,566)	27,546	(1,053,020)
Investing activities										-
Exploration and evaluation of assets		(1,240,400)	-	(1,240,400)	(1,524,406)	-	(1,524,406)	(2,557,636)	-	(2,557,636)
Purchase of property, plant and equipment		(35,340)	-	(35,340)	(45,085)	-	(45,085)	(45,085)	-	(45,085)
Reclamation bonding		-	-	-	(100,000)	-	(100,000)	(100,000)	-	(100,000)
Option payments received		-	-	-		-	-	48,070	-	48,070
		(1,275,740)	-	(1,275,740)	(1,669,491)	-	(1,669,491)	(2,654,651)	-	(2,654,651)
Financing activities
Cash received for common shares		169,490	-	169,490	4,731,886	-	4,731,886	13,701,260	-	13,701,260
Share issue costs		(945)	-	(945)	(44,599)	-	(44,599)	(839,712)	-	(839,712)
		168,545	-	168,545	4,687,287	-	4,687,287	12,861,548	-	12,861,548
Effects of exchange rate changes on behalf of cash held in foreign currencies	17g	-	193,203	193,203	-	312,022	312,022	-	(27,546)	(27,546)
Increase in cash and cash equivalents		(1,218,482)	-	(1,218,482)	2,777,887	-	2,777,887	9,126,331	-	9,126,331
Cash and cash equivalents, beginning of the period		6,330,514	-	6,330,514	2,334,145	-	2,334,145	2,334,145	-	2,334,145
Cash and cash equivalents, end of the period		5,112,032	-	5,112,032	5,112,032	-	5,112,032	11,460,476	-	11,460,476